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                                                   Exhibit 1

FOR IMMEDIATE RELEASE

               NAI TECHNOLOGIES, INC. ANNOUNCES SIGNING OF MERGER
                                    AGREEMENT
                           WITH DRS TECHNOLOGIES, INC.

          HUNTINGTON, NY, August 26, 1998 - NAI Technologies, Inc. (NATL-NASDAQ), today announced that it has entered into a definitive merger agreement with DRS Technologies, Inc. (ASE:DRS) for NAI to merger with a subsidiary of DRS. Upon completion of the merger, NAI will become a wholly-owned subsidiary of DRS. The Board of Directors for both NAI and DRS have unanimously approved the merger.

          Under the terms of the Merger Agreement, NAI shareholders will receive
0.23 a share of DRS common stock for each outstanding share of NAI common stock held, subject to adjustment if the average daily closing stock price of DRS common stock is less than $12 over a 60-trading day period ending two days prior to the closing date. In such event, NAI shareholders will receive 0.25 shares of DRS common stock for each share of NAI common stock. The Merger is expected to be completed in the fourth quarter of 1998.

          The closing is subject to certain conditions including, regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, an effective registration statement filed with the Securities and Exchange Commission, approval by the respective shareholders of NAI and DRS and certain other conditions. The Merger Agreement provides for the payment of a termination fee by NAI in the amount of $1.5 million in the event that NAI enters into a definitive agreement with a third party to acquire NAI.

          Robert Carlson, president and chief executive officer of NAI Technologies, said "We look forward to joining an organization of the quality, strength and longevity of DRS. This combination is expected to provide NAI with increased financial stability and new global market opportunities. The core business thrusts of the two companies are highly complementary."

          Mark S. Newman, chairman, president and chief executive officer of DRS Technologies stated: "A diversified international electronics Company, NAI's business strongly complements DRS's defense electronics products and systems integration technologies. The acquisition is consistent with our goal to expand DRS's market share in ruggedized computers and peripheral equipment for military applications.

          DRS Technologies is a diversified, high-technology company serving government and commercial niche markets worldwide. DRS develops and


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manufacturers a variety of leading edge systems and components used for the processing, display and storage of data. DRS provides its customers with a broad range of products, including electronic sensor, electronic imaging and electro-optical systems, and offers a full compliment of technical support services. DRS's defense electronics products serve all branches of the armed forces. Its commercial and industrial products are used by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

          NAI Technologies, Inc. is a diversified international electronics company with strengths in both advanced computer system design and telecommunications. It is a leading provider of rugged computers, peripherals and integrated systems for military government and commercial applications.

This press release may contain forward-looking statements relating to future revenues and operating information and their impact on future results. Actual results could differ materially from those projected in the forward looking statements as a result of risk factors such as market conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties, in introducing new products, competition, price sensitivity and the uncertainty of continuing market acceptance of each company's products by distributors, retailers and consumers and other risks or uncertainties detailed in such company's Securities and Exchange Commission filings.

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